

November 2, 2011

<u>Via E-Mail</u>
Thomas Kidrin, President
Worlds Online Inc.
11 Royal Road
Brookline, MA 02445

> **Re:     Worlds Online Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed October 7, 2011**
> **File No. 000-54433**

Dear Mr. Kidrin:

      We have reviewed the above-referenced filing and the related response letter October 6, 2011 and have the following comments.  If indicated, we think you should revise your document in response to these comments.  After reviewing this information, we may raise additional comments.  Unless otherwise noted, prior comments refer to those in our letter dated September 2, 2011.

General

1.     In your response to prior comment 1 you indicate that Worlds Online automatically became a reporting company on August 8, 2011.  Please explain further your statement that Worlds Online is current in its Exchange Act filings.  In this regard, it appears that you were required to file a Form 10-Q 45 days after the effective date of your registration statement or by September 22, 2011.  We refer you to Exchange Act Rules 13a-13 and 15d-13.

Item 1. Business

General, page 3

2.     In your response to prior comments 1 and 2 you provided background information, which explains the Board of Directors' decision to bifurcate the Parent's business into two parts.  Please revise your disclosures to include this information so to provide investors with further context as to why you believe this structure is necessary.

Representative Alliances and Customers, page 8

3.     We note your response to prior comment 5.  Please include in your amended filing a materially complete description of the agreements relating to your assumption of Worlds

Inc.'s obligations to Pearson PLC. With respect to the April 3, 2009 Web Supply and Content agreement, although you state that you have filed it as an exhibit, it appears that you have neither filed this agreement nor included it in your exhibit index. Please file the agreement as an exhibit and include in an appropriate location of the prospectus a description of the agreement's material terms.

Item 2. Financial Information

Overview, page 15

4.     We note from your response to prior comment 2 that Worlds Online has signed a consulting contract, the revenues from which will be used to expedite development of its next generation rendering engine. Please describe, for us, the significant terms of this contract. Also, to the extent this arrangement will have a material impact on your operations; tell us how you considered including a discussion of this arrangement in either a recent developments section or in a subsequent events footnote.

Worlds Online Predecessor Financial Statements

General

5.     Please explain further the following as it relates to the historical (predecessor) financial statements of Worlds Online:

- Based on your response to prior comment 3 it appears that Worlds Inc. has retained a majority of the liabilities (i.e. accounts payable, accrued expenses and notes payable). As it appears these liabilities were originally incurred by Worlds Inc. and will continue to be obligations of such entity, explain further why these liabilities are reflected on World Online's predecessor balance sheet;
- Explain further the source of World Online's cash balance at December 31, 2010 and January 24, 2011. Please clarify whether this cash was transferred to Worlds Online as part of the spin-off transaction. If so, tell us why the cash and cash equivalents at the beginning of the period as reflected in the Worlds Online (successor) statement of cash flows is $0. If the cash was retained by Worlds Inc, then explain further why such amounts are reflected in the predecessor financial statements of Worlds Online;
- Please confirm that the predecessor financial statements include the financial condition, results of operations, cash flows and changes in equity of Worlds Online only. To the extent that these financial statements reflect the operations of Worlds Inc, then revise accordingly; and
- Provide the disclosures required by SAB Topic 1.B.1 for your predecessor financial statements.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3457 with any other questions.  If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc:     Via E-mail
        Irving Rothstein
        Feder Kaszovitz LLP